SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __2__ )


                                Therma-Wave, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.001 PAR Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88343A108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Deephaven Capital Management LLC
                                  Attn:  Thomas Wagner
                             130 Cheshire Lane, Suite 102
                                 Minnetonka, MN  55305
                                     952-249-5657
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 18, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



----------


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  88343A108                   13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deephaven Capital Management LLC
     41-1908497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         780,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         780,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     780,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.05%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IA

________________________________________________________________________________

CUSIP No. 88343A108                    13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Relative Value Equity Trading Ltd.
     98-0209479
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    630,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    630,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     630,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.66%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________

CUSIP No. 88343A108                    13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Long/Short Equity Trading Ltd.
     80-0089358
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    150,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    150,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .39%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________

CUSIP No.88343A108                       13D/A              Page___ of __ Pages

Note to 13D/A

This Amendment No. 2 to Schedule 13D/A ("Amendment No. 2") is being filed by Deephaven Capital Management LLC ("Deephaven") on behalf of Deephaven Long/Short Equity Trading Ltd. (the "LS Fund") and Deephaven Relative Value Equity Trading Ltd. (the "RV Fund") (the LS Fund and the RV Fund are collectively referred to hereinafter as the "Funds").

This Amendment No. 2 constitutes the second amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2005 ('Initial Schedule 13D') and amended Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on January 10, 2007 ('Amendment No. 1'). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by Amendment No. 1, remains in full force and effect. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Initial
Schedule 13D or Amendment No. 1, as applicable.

Information given in response to each item shall be deemed incorporated by reference in all other items.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

The tender offer contemplated by the Merger Agreement expired at 12:00 midnight, New York City time, on Thursday May 17, 2007. In connection with the expiration of the tender offer, the Merger Sub accepted for payment the shares of the Issuer's common stock and the Issuer's Series B Convertible Preferred Stock that the Funds had tendered pursuant to the tender offer. Furthermore, and pursuant to the Tender and Support Agreement, either KLA-Tencor will purchase, or the Issuer will redeem, all outstanding warrants to purchase common stock of the Issuer held by the Funds.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

        (a) As of 12:00 midnight, New York City time, May 17, 2007, the Reporting Persons beneficially own 780,000 shares of Common Stock of the Issuer, which represents 2.05% of the Issuer's outstanding shares of Common Stock. Such percentage was calculated by dividing
            (i) the 780,000 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof (which is the number of shares of Common Stock issuable upon conversion of warrants held by the Reporting Persons), by (ii) 38,010,516 shares of Common Stock (which was calculated by adding (x) 37,230,516 shares of Common Stock outstanding as of January 31,2007, based upon the Issuer's most current report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2007, plus 780,000, the number of shares of Common Stock issuable upon conversion of warrants held by the Reporting Persons).


        (b) Deephaven has the sole power to vote and dispose of the 780,000 shares of Common Stock held by the Funds.

            The filing of this statement on Amendment No. 2 shall not be construed as an admission that Deephaven is for the purposes of
            Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 780,000 shares of Common Stock held by the Funds. Pursuant to Rule 13d-4, the Funds and the Deephaven disclaim all such beneficial ownership.

        (c) On May 17, 2007, as a result of the consummation of the tender offer and pursuant to the Merger Agreement and Tender and Support Agreement referenced in Item 4 above, Merger Sub accepted for payment 5,200 shares of Series B Preferred Stock of the Issuer tendered by the Funds at a per share price of [TBD].

        (d) Not Applicable.

        (e) The Reporting Person ceased to be beneficial owners of more than five percent of the Issuer's Common Stock as of 12:00 midnight, New York City time, on May 17, 2007.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

The tender offer contemplated by the Merger Agreement expired at 12:00 midnight, New York City time, on Thursday May 17, 2007. In connection with the expiration of the tender offer, the Merger Sub accepted for payment the shares of the Issuer's Series B Convertible Preferred Stock that, the Funds had tendered pursuant to the tender offer. Furthermore, and pursuant to the Tender and Support Agreement, either KLA-Tencor will purchase, or the Issuer will redeem all outstanding warrants to purchase common stock of the Issuer held by the Funds.



________________________________________________________________________________

                                   SIGNATURE(S)


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                 May 18, 2007
                                         Deephaven Capital Management LLC




                                                /s/ Thomas Wagner



                                         By:     Thomas Wagner
                                            Chief Compliance Officer





                                                 May 18, 2007
                                         Deephaven Capital Management LLC for
                                    Deephaven Relative Value Equity Trading Ltd.




                                                 /s/ Thomas Wagner



                                          By:     Thomas Wagner






                                                  May 18, 2007
                                       Deephaven Capital Management LLC for
                                     Deephaven Long/Short Equity Trading Ltd.




                                                  /s/ Thomas Wagner



                                           By:     Thomas Wagner





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).